Filed by Alithya Canada inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Edgewater Technology, Inc. (Commission File No. 000-20971)

October 29, 2018

Edgewater and Alithya Stockholders Approve

Business Combination

Montreal, Québec and Wakefield, Massachusetts – October 29, 2018 – Alithya Group Inc. (“Alithya”), a Québec private corporation, and Edgewater Technology, Inc. (“Edgewater”), a Delaware corporation listed on the NASDAQ Global Market (NASDAQ: EDGW), announce the approval of the previously announced Alithya-Edgewater business combination by Edgewater’s stockholders by approximately 97.82 percent of votes, representing approximately 74.93 percent of all outstanding Edgewater shares.

At its special shareholders meeting held on October 25, 2018, Alithya’s shareholders voted to approve the business combination by 100 percent of votes.

Pursuant to the business combination, each of Alithya and Edgewater will become a wholly owned subsidiary of Alithya Group inc., a newly-formed company. Subject to certain customary closing conditions, Alithya and Edgewater now anticipate that the combination will close on November 1, 2018.

The final voting results of Edgewater’s stockholders will be disclosed in a Current Report on Form 8-K to be filed by Edgewater with the Securities and Exchange Commission as soon as practicable.

About Alithya

Alithya Group Inc. is one of the most prominent private strategy and digital technology consulting firms in Canada. Founded in 1992, the firm advises, guides and assists its clients in their pursuit of innovation and excellence. Alithya prioritizes the achievement of business objectives on every project through the optimal use of digital technologies. Its clients mainly operate in the financial services, telecommunications, energy, transportation, health care and government services sectors. With more than 1,600 professionals across Canada, the United States and France, Alithya is an advocate for workforce diversity. As such, the firm is a member of the 30% Club, which encourages the participation of women in management roles, and is implementing immigrant-friendly recruiting initiatives.

About Edgewater

Edgewater (NASDAQ: EDGW) helps business leaders drive transformational change through its unique selection of business and technology services and specialized product-based solutions.

Classic consulting disciplines (such as business advisory, process improvement, organizational change management, and domain expertise) are blended with technical services (such as digital transformation, technical roadmaps, data and analytics services, custom development, and system integration) to help organizations get the most out of their existing IT assets while creating new digital business models.

Delivering both on premise and in the cloud, Edgewater partners with Oracle and Microsoft to offer Business Analytics, BI, ERP, EPM and CRM solutions. Edgewater Ranzal, an Oracle Platinum Consulting Partner, provides Business Analytics solutions leveraging Oracle EPM, BI, and Big Data technologies. Edgewater Fullscope delivers innovative Microsoft ERP, CRM and BI solutions. The award-winning company is one of the largest resellers of Microsoft Dynamics 365 (formerly Dynamics AX and CRM).

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Alithya’s and Edgewater’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding the expected timetable for completing the proposed business combination and any other statements regarding the Edgewater’s and Alithya’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Edgewater’s or Alithya’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.

These risks and uncertainties include, but are not limited to: the timing to consummate the proposed business combination; the conditions to closing of the proposed business combination may not be satisfied or that the closing of the proposed business combination otherwise does not occur; the risk that a court approval that may be required for the proposed business combination is not obtained or is obtained subject to conditions that are not anticipated; and actions by third parties, including governmental agencies.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Edgewater’s SEC filings. Edgewater’s filings may be obtained by contacting Edgewater or the SEC or through Edgewater’s web site at http://www.edgewater.com/ or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the proposed business combination, are more fully discussed in the prospectus/proxy statement that is included in the Registration Statement filed with the SEC in connection with the proposed business combination. Each of Edgewater and Alithya does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Sources

Gladys Caron

Vice-President, Communications and Investor Relations

gladys.caron@alithya.com

(514) 285-5552, ext. 2891

Paul McNeice

Interim CFO

pmcneice@edgewater.com

(781) 246-7602

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